Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012

November 13, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attn.: Mr. Christian Sandoe

Re:	Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)

Dear Mr. Sandoe:

	This letter is in response to comments we received from the Staff of the Securities and Exchange Commission (the "Commission") on October 26, 2009, and November 13, 2009, regarding Post -Effective Amendment Nos. 38 to the Registration Statement on Form N-1A (the "Registration Statement") filed by the Domini Social Investment Trust (the "Registrant") with the Commission on September 8, 2009.

	Below is a summary of the Staff's comment regarding the Registration Statement and the Registrant's response thereto.

       Statement of Additional Information

Comment: The Staff notes that the Equity Fund has a fundamental policy which states that the Domini Social Equity Fund may not "Invest more than 25% of its assets in any one industry except that . . . if an investment objective or strategy of the Fund is to match the performance of an index and the stocks in a single industry compose more than 25% of such index, the Fund may invest more than 25% of its assets in that industry. The Staff also notes that the investment objective of the Domini Social Equity Fund may be changed by the Fund's Board of Trustees without shareholder approval upon 30 days notice of such change before any change to the investment objective is implemented
The Staff notes that changes to a policy regarding concentration require a '40 Act vote. The Staff is concerned that the concentration policy has allowed the Registrant to retain freedom of action without a shareholder vote.

Response:
Prior to November 30, 2006, the Domini Social Equity Trust, the Master Trust in which the Equity Fund formerly invested substantially all of its assets, was a passively managed index fund. The Registrant notes that the fundamental policy referenced above has been in place since it was approved by shareholders in 2001 when the Equity Fund operated as a feeder fund investing in the Master Trust. The fundamental policy cannot be changed without shareholder approval. Pursuant to the policy, the concentration exception is not applicable unless the investment objective or strategy of the Fund is to match the performance of an index and the index is itself concentrated.

In 2006, the Equity Fund sought shareholder approval of new management and submanagement agreements and the related change in management fees in order to effect the Board's approval of a change in investment objective replacing the passive index strategy with an active management. As a result, the Equity Fund currently employs an active investment management strategy. The Prospectus states that shareholders must be given 30 days notice of any change in investment objective and that such a change must be approved by the Board of Trustees. The Fund states in the prospectus that it has no intention to change the Equity Fund's investment objective. Furthermore, it is otherwise unlikely that a change back to an index strategy could be implemented without shareholder approval of a new submanager or a different management fee structure. The Registrant respectfully submits that no further action is required with respect to this comment.

The Registrant hereby confirms that it will not change the Domini Social Investment Fund's investment objective to require the Fund to match the performance of an index unless it contacts the Staff in advance regarding whether a shareholder vote is required to implement such change.

* * * * * *

	We hope that this letter addresses your comments with respect to the Registration Statement. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.


						Sincerely,

						/s/ Megan L. Dunphy

						Megan L. Dunphy

cc:	Toby R. Serkin



November 13, 2009
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